Exhibit 99.1

Tungray Technologies Inc Announces Results of 2025 Annual General Meeting of Shareholders

Singapore, September 24, 2025 (GLOBE NEWSWIRE) – Tungray Technologies Inc (Nasdaq: TRSG) (the “Company” or “TRSG”), a global Engineer-to-Order (ETO) company, today announced the results of the Company’s 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) held at 10:00 a.m. local time, September 20, 2025 (or 10:00 p.m. Eastern Time, September 19, 2025), at its executive office in Singapore, and virtually by teleconference.

At the Annual Meeting, shareholders of the Company:

1.	Re-elected all current five directors, each to hold office until the next Annual General Meeting or until their successors are duly elected and qualified;

2.	Ratified the appointment of Guangdong Prouden CPAs GP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025; and

3.	Approved the Tungray Technologies Inc 2025 Equity Incentive Plan.

About Tungray Technologies Inc

Tungray Technologies Inc is an Engineer-to-Order (ETO) company that provides customized industrial manufacturing solutions to original equipment manufacturers (OEMs) in the semiconductors, printers, electronics, and home appliances industries. With research, development and manufacturing bases in Singapore and China, Tungray designs, develops, and delivers a wide range of industrial products ranging from customized manufacturing machineries, direct drive and linear direct current motors, to induction welding equipment. As an ETO company with more than two decades of experience, Tungray takes pride in its ability to deliver quality customized industrial solutions that fulfil its customers’ unique needs and specifications. For more information, visit the Company's website at http://tungray.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Bill Zima

Email: tungray@icrinc.com